UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 001-05647

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MATTEL, INC. PERSONAL INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MATTEL, INC.

333 Continental Boulevard

El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN

December 31, 2011 and 2010

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4-12

Supplemental Schedule:
Schedule of Assets (Held at End of Year) at December 31, 2011	13-23

Exhibit:
23.0 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Mattel, Inc. Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Mattel, Inc. Personal Investment Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California

June 25, 2012

MATTEL, INC. PERSONAL INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2011	December 31, 2010
	(in thousands)
ASSETS
Investments (Note 7)	$715,994	$—
Investments held in Master Trust prior to the Plan Merger (Note 8)	—	712,898
Receivables:
Notes receivable from participants	8,653	8,789
Employer contributions	1,469	1,409
Participant contributions	1,626	1,547
Due from brokers for securities sold	603	228
Interest and dividends	300	811

Total receivables	12,651	12,784

Total assets	728,645	725,682

LIABILITIES
Accrued expenses	227	179
Due to brokers for securities purchased	256	293

Total liabilities	483	472

Net assets available for benefits, at fair value	728,162	725,210
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,557)	(4,670)

Net assets available for benefits	$722,605	$720,540

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011

(in thousands)
Additions
Investment income:
Net depreciation in fair value of investments	$(25,196)
Interest and dividends	7,985
Plan interest in Master Trust investment income prior to the Plan Merger	24,098

Total investment income	6,887
Interest income on notes receivable from participants	385
Contributions:
Employer	24,850
Participant	30,722

Total contributions	55,572

Total additions	62,844

Deductions
Benefits paid to participants	(63,253)
Administrative expenses	(1,228)

Total deductions	(64,481)

Net decrease before transfer of assets	(1,637)
Transfer of Hourly PIP assets into the Plan prior to the Plan Merger	252
Final transfer of Hourly PIP assets relating to the Plan Merger	3,450

Net increase	2,065
Net assets available for benefits:
Beginning of year	720,540

End of year	$722,605

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	General Description of the Plan

The Mattel, Inc. Personal Investment Plan (the “Plan”, or “PIP”) was established by Mattel, Inc. (the “Company”) effective November 1, 1983. The PIP is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries. Prior to March 31, 2011, the assets of the Plan were combined with the assets of the Mattel, Inc. Hourly Employee Personal Investment Plan (the “Hourly PIP”) and were held in the Mattel, Inc. Master Trust (the “Master Trust”) which was established on July 1, 1996.

On March 31, 2011, the Company merged the Hourly PIP with and into the Plan (the “Plan Merger”). As a result of the Plan Merger, all assets and liabilities of the Hourly PIP became assets and liabilities of the Plan, and the Hourly PIP ceased to exist as of the close of business on March 31, 2011. Subsequent to the Plan Merger, the combined assets of the Plan continue to be held in the Master Trust; however, for financial reporting purposes, the Master Trust disclosures are no longer required as the Master Trust holds the assets of a single plan.

The Plan is sponsored by the Company and administered under the direction of the Administrative Committee. The Plan’s assets are held by Wells Fargo Bank, N.A. (“Wells Fargo” or the “Trustee”); the Plan’s administrator is the Company, acting by and through the Administrative Committee; and the recordkeeper is Aon Hewitt.

Eligibility

Employees of the Company and certain of its subsidiaries are generally eligible to participate in the Plan immediately upon their hire date if they are full-time or part-time employees of the Company or certain of its subsidiaries and are age 20 or older, except that, American Girl retail store employees age 20 and older are eligible to participate in the PIP after a 90-day waiting period has been completed and American Girl variable employees are not eligible to participate.

Contributions

For the Plan participants, excluding participants who are also participating in the Fisher-Price Pension Plan, the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the Plan. For all Plan participants, the Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. Plan participants who are not classified as “highly compensated employees” under the Internal Revenue Code may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. Plan participants who are classified as “highly compensated employees” may contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.

The Plan includes provisions for automatic enrollment and re-enrollment of participants and automatic increases in participant contributions. Under these provisions, each employee is automatically enrolled for contributions upon his or her commencement of employment equal to two percent of his or her compensation. In addition, the contribution election of each participant who has elected (or who has been automatically enrolled) to contribute less than six percent of his or her compensation is automatically increased by one percent as of the first April that is at least 90 days after the participant has elected (or who has been automatically enrolled) to contribute to the Plan. The automatic one percent increases continue on each subsequent April until the participant’s contribution level reaches six percent of compensation. A participant may affirmatively elect to override the automatic enrollment and contribution increases at any time.

All contributions made to the Plan are subject to annual limitations imposed by the Internal Revenue Code.

Plan participants are able to direct all contributions into one or more of the 15 separate investment funds available under the Plan in 2011 and 2010, including a fund that is invested primarily in Mattel, Inc. common stock. Participants may not invest more than 25 percent of the contributions made to their accounts in the Mattel, Inc. stock fund, or transfer more than 25 percent of their account balance to the Mattel, Inc. stock fund. Participants are not required to allocate any funds to the Mattel, Inc. stock fund, which allows participants to limit or eliminate their exposure to market changes in Mattel, Inc.’s stock price.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. Participants who terminate employment due to retirement at or after the age of 65, permanent and total disability, or death, become fully vested in the balances of their accounts.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months, or 50 percent of the vested balance of their account. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent set at the beginning of the month in which the loan is granted, which is fixed for the duration of the loan. Annual interest rates on loans outstanding for the Plan ranged from 4.25 to 10.5 percent at December 31, 2011 and December 31, 2010. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. The Company’s contributions are invested in the Plan’s investment funds based on the investment fund percentages chosen by participants for their contributions. Allocations of the Plan’s earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Nonvested account balances of participants who terminate employment are forfeited and used to reduce Company contributions in the future. Forfeitures used to reduce Company contributions in 2011 were approximately $1,045,000.

Payment of Benefits

Participants or beneficiaries of participants who terminate employment due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account or installment payments over a period of five, ten or fifteen years, unless the distributable benefit is less than $1,000 in which case the payment is made in a lump sum.

Expenses of the Plan

Investment manager expenses are allocated to the funds and paid by the Plan, with all other expenses paid by the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment contracts held by the Plan are reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts. The statements of net assets available for benefits present the fair value of the investment contracts, as well as adjustments from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Valuation of Investments

The Plan’s investments are stated at fair value and are valued as follows:

The Plan’s investments in the common and commingled trust funds, short-term investment fund, and mutual fund are valued at the net asset value of shares held. In general, there are no restrictions as to the redemption of these funds, nor does the Plan have any contractual obligations to further invest in any of these funds. In addition, these funds have daily liquidity with trades settling between one and three days and are fully benefit-responsive to participant transactions at the measurement date. Investments in common stock, including Mattel, Inc. common stock, are valued using quoted market prices reported on the active market upon which the individual securities are traded. The stable asset fund holds primarily guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, considering the credit worthiness of the issuer. The fair value of the synthetic GICs is determined based on the fair value of the individual underlying securities, which are primarily composed of high-quality fixed income securities and a collective trust fund. The fair value of the fixed income securities is determined based on valuations provided by an independent pricing service, which uses multiple valuation techniques that incorporate available market information and proprietary valuation models, which consider market characteristics, such as benchmark yield curve, credit spreads, estimated default rates and other security features. The fair value of the collective trust fund is based on the net asset value of shares held. The fair value of the synthetic GICs’ wrapper is determined using a market approach discounting methodology, which incorporates the difference between current market level rates for contract wrap fees and the wrap fee being charged.

In determining the net assets available for benefits, the GICs and synthetic GICs are considered to be fully-benefit responsive and thus presented at contract value, which is equal to the principal balance plus accrued interest. Full or partial Plan sponsor-directed redemptions or terminations of the stable asset fund may be delayed for up to 30 days.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the plan document.

Contributions

Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as participant contributions in the financial statements.

Income Recognition

The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded in the period in which the benefit payments occur. Benefits that are due to participants but remained unpaid at December 31, 2011 and December 31, 2010 totaled $199,000 and $669,000, respectively.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market values of the Plan’s investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The Company is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

3.	Investment Contracts

The Plan holds both GICs and synthetic GICs. These contracts are managed by Morley Capital Management, Inc. (“Morley”). The GICs are issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. The synthetic GICs are wrap contracts paired with underlying investments, primarily consisting of high-quality fixed income securities owned by the Plan. The synthetic GICs provide for a variable crediting rate, based on current yields of the underlying assets, and do not have a final stated maturity date. The crediting rate typically re-sets on a monthly basis with a one-month look-back for the underlying investment portfolio statistics. The primary variables impacting future crediting rates include current yield of the investments within the contract, duration of the investments covered by the contract, and the existing difference between the fair value and the contract value of the investments within the contract.

For synthetic GICs, the contract issuers guarantee a minimum zero percent crediting rate.

The average yield earned on the underlying investments equaled approximately 1% and 2% in 2011 and 2010, respectively. The average yield earned reflecting actual crediting rates to participants equaled approximately 2% and 3% in 2011 and 2010, respectively.

As described in Note 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the GICs. Contract value, as reported to the Plan by Morley, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. At December 31, 2011 and 2010, no reserves are considered necessary for any potential credit risk or other risk to the contract value of the investments. The contract issuers guarantee that all qualified participant withdrawals will occur at contract value, subject to the events described in the following paragraph.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events may include, but are not limited to: (1) amendments to the Plan’s documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan’s sponsor or other Plan’s sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act. The Plan’s administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events allow issuers to terminate GIC and wrap contracts with the Plan and settle at an amount different from the contract value. Such events may include, but are not limited to: (1) management of the portfolio which is not in accordance with investment guidelines, (2) breach of any material obligation under the wrap agreement, (3) any representation or warranty made by the contract holder that becomes untrue in any material way, (4) replacement of the advisor without prior consent of the issuer, (5) termination of fund, (6) fund ceases to qualify as a group trust or the Plan ceases to meet the appropriate tax qualifications, or (7) the wrap becomes a prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act.

4.	Tax Status of the Plan

The Company has received determination letters from the Internal Revenue Service, dated March 11, 2009, that confirmed the qualified and tax-exempt status of the Plan. Therefore, no provision for federal or state income tax has been included in the Plan’s financial statements. The Plan has been amended since receiving the determination letter; however, the Company and the Plan’s counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable provisions of the Internal Revenue Code.

US GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the relevant taxing authorities. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2008.

5.	Related-Party Transactions

The Plan had transactions in the common stock of the Company and the Wells Fargo Short-Term Investment Fund, which is managed by Wells Fargo. During 2011, purchases and sales of the Company’s common stock totaled $2,906,000 and $3,422,000, respectively, and the purchases and sales of Wells Fargo Short-Term Investment Fund shares totaled $320,071,000 and $336,824,000, respectively. The Company and Wells Fargo are parties-in-interest. The Plan’s investment managers include BlackRock Financial Management, Institutional Capital Management, Morley, Northern Trust Company, Pyramis Global Advisors, PIMCO, and Lazard Asset Management, which are also parties-in-interest. A statutory exemption exists for transactions with these parties-in-interest.

6.	Plan Termination

The Company anticipates the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event such discontinuance results in the termination of the Plan, participants will become 100 percent vested in their accounts.

7.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2011 (in thousands):

S&P 500 Equity Index Fund	$94,714
International Equity Index Fund	41,193

The Plan’s investments include realized gains and losses on investments sold and unrealized gains and losses on investments held. The Plan’s investments appreciated (depreciated) from the date of the Plan Merger to December 31, 2011 as follows (in thousands):

Common and commingled trust funds	$(16,656)
Mutual fund	5,323
Common stock	(13,863)

Net depreciation in fair value of investments	$(25,196)

The Company has directed the Trustee to invest any excess cash balances in the Wells Fargo Short-Term Investment Fund, which is a diversified portfolio of short-term investment securities.

At December 31, 2010, the Plan’s investments were combined with the Hourly PIP investments and held in the Master Trust (as described in Note 8).

8.	Investments Held in Master Trust Prior to the Plan Merger

Prior to the Plan Merger, the Plan’s investments were combined with the Hourly PIP investments and held in the Master Trust, and the Plan had a specific interest in the Master Trust. Assets, net investment income, and gains and losses of the Master Trust were allocated to the Plan according to the elections of participants within the Plan. As of December 31, 2010, the Plan’s interest in the investments in the Master Trust equaled 99.5% and the Hourly PIP’s interest in the investments in the Master Trust equaled 0.5%. Investments and investment income (loss) of the Master Trust were allocated based upon the Plan’s interest within each of the investment funds held by the Master Trust prior to the Plan Merger.

A summary of the investments held in the Master Trust at December 31, 2010 was as follows (in thousands):

	December 31, 2010
	PIP		Hourly PIP	Total
Stable Asset Fund** (at fair value)***	$225,923		$1,439	$227,362
Common and commingled trust funds:
S&P 500 Equity Index Fund**	94,368	*	292	94,660
International Equity Index Fund**	48,945	*	89	49,034
Wilshire 4500 Equity Index Fund**	32,875		156	33,031
Intermediate Bond Index Fund**	30,852		349	31,201
LifePath 2020 Index Fund**	23,750		220	23,970
LifePath 2030 Index Fund**	22,370		165	22,535
LifePath 2040 Index Fund**	19,024		194	19,218
LifePath Retirement Index Fund**	15,253		152	15,405
International Equity Fund**	4,125		6	4,131
LifePath 2015 Index Fund**	505		2	507

Total common and commingled trust funds	292,067		1,625	293,692
Long-Term US Government Bond Mutual Fund	22,308		89	22,397
Common stock:
Large Cap Equity Fund**	83,583		96	83,679
Small/Mid Cap Equity Fund**	58,373		96	58,469
Mattel, Inc. Stock Fund**	30,644		74	30,718

Total common stock	172,600		266	172,866

Total investments held in Master Trust	$712,898		$3,419	$716,317

*	Investment balance represents five percent or more of the Plan’s net assets available for benefits.

**	Party-in-interest.

***	Contract value for the Stable Asset Fund was $221,253,000 and $1,409,000 for the PIP and Hourly PIP, respectively.

Through March 31, 2011, which is the date the Hourly PIP merged with and into the Plan, the Plan’s investments were combined with the Hourly PIP investments and held in the Master Trust. A summary of the Master Trust’s investment income during the three months ended March 31, 2011, was as follows (in thousands):

Net investment income:
Net appreciation	$22,253
Interest	1,323
Dividends	593

$24,169

The Plan’s interest in Master Trust investment income during the three months ended March, 31, 2011 was $24,098,000 and the Hourly PIP’s interest in Master Trust investment income was $71,000.

The Master Trust’s investments, including realized gains and losses on investments sold and unrealized gains and losses on investments held, appreciated (depreciated) during the three months ended March 31, 2011 as follows (in thousands):

Common and commingled trust funds	$13,299
Mutual fund	(342)
Common stock	9,296

Net appreciation in fair value of investments	$22,253

The Company directed the Trustee to invest any excess cash balances in the Wells Fargo Short-Term Investment Fund, which is a diversified portfolio of short-term investment securities.

9.	Fair Value Measurements

The following tables present information about the Plan’s assets and liabilities measured and reported in the financial statements at fair value and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels. The Plan’s assets measured and reported in the financial statements at fair value include the following (in thousands):

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments:
Short-term investment fund	$—	$18,391	$—	$18,391
Common stock:
Large Cap	76,437	—	—	76,437
Small/Mid Cap	47,598	—	—	47,598
Mattel, Inc. common stock	32,364	—	—	32,364

Total common stock	156,399	—	—	156,399
Common and commingled trust funds:
S&P 500 Equity Index Fund	—	94,714	—	94,714
International Equity Index Fund	—	41,193	—	41,193
Intermediate Bond Index Fund	—	31,309	—	31,309
Wilshire 4500 Equity Index Fund	—	29,832	—	29,832
LifePath 2020 Index Fund	—	27,213	—	27,213
LifePath 2030 Index Fund	—	26,828	—	26,828
LifePath 2040 Index Fund	—	22,165	—	22,165
LifePath Retirement Index Fund	—	15,605	—	15,605
International Equity Fund	—	4,742	—	4,742
LifePath 2015 Index Fund	—	2,089	—	2,089

Total common and commingled trust funds	—	295,690	—	295,690
Long-Term US Government Bond Mutual Fund	30,065	—	—	30,065
Guaranteed investment contracts	—	215,449	—	215,449

Total investments	$186,464	$529,530	$—	$715,994

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Investments held in Master Trust prior to the Plan Merger:
Short-term investment fund	$—	$35,140	$—	$35,140
Common stock:
Large Cap	82,024	—	—	82,024
Small/Mid Cap	56,343	—	—	56,343
Mattel, Inc. common stock	30,185	—	—	30,185

Total common stock	168,552	—	—	168,552
Common and commingled trust funds:
S&P 500 Equity Index Fund	—	94,660	—	94,660
International Equity Index Fund	—	49,034	—	49,034
Wilshire 4500 Equity Index Fund	—	33,031	—	33,031
Intermediate Bond Index Fund	—	31,201	—	31,201
LifePath 2020 Index Fund	—	23,970	—	23,970
LifePath 2030 Index Fund	—	22,535	—	22,535
LifePath 2040 Index Fund	—	19,218	—	19,218
LifePath Retirement Index Fund	—	15,405	—	15,405
International Equity Fund	—	4,131	—	4,131
LifePath 2015 Index Fund	—	507	—	507

Total common and commingled trust funds	—	293,692	—	293,692
Long-Term US Government Bond Mutual Fund	22,397	—	—	22,397
Guaranteed investment contracts	—	196,536	—	196,536

Total investments held in Master Trust	$190,949	$525,368	$—	$716,317

There have been no changes in the valuation methodologies used to value the Plan’s assets at fair value at December 31, 2011 and 2010.

10.	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits at December 31 per the Plan financial statements to the Form 5500 (in thousands):

	2011	2010
Net assets available for benefits per the financial statements	$722,605	$720,540
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	5,557	4,670
Benefits due to participants but unpaid at year-end	(199)	(669)
Loans classified as uncollectible per the Form 5500	(71)	(72)

Net assets available for benefits per the Form 5500	$727,892	$724,469

The following is a reconciliation of the net increase in the net assets available for benefits per the Plan financial statements to the Form 5500 (in thousands):

2011
Net increase in net assets available for benefits per the financial statements	$2,065
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	887
Benefits due to participants but unpaid at year-end	470
Deemed distributions of participant loans per the Form 5500	1

Net increase in net assets available for benefits per the Form 5500	$3,423

11.	Subsequent Events

In preparing these financial statements, the Plan evaluated the events and transactions that occurred between December 31, 2011 and the date these financial statements were issued.

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Common and Commingled Trust Funds:

*	BGI Equity Index Fund	2,163,000 shares	$77,620,000	$94,714,000
*	BGI Intermediate Government/Corp Fund	1,323,000 shares	26,471,000	31,309,000
*	BGI Lifepath Index 2015 Fund	183,000 shares	2,062,000	2,089,000
*	BGI Lifepath Index 2020 Fund	2,106,000 shares	24,519,000	27,213,000
*	BGI Lifepath Index 2030 Fund	2,167,000 shares	24,609,000	26,828,000
*	BGI Lifepath Index 2040 Fund	1,846,000 shares	20,368,000	22,165,000
*	BGI Lifepath Index Retirment Fund	1,149,000 shares	14,350,000	15,605,000
*	Northern Trust EAFE (Index) Fund	126,000 shares	43,478,000	41,193,000
*	Northern Trust Wilshire 4500 (Index) Fund	100,000 shares	26,429,000	29,832,000
*	Pyramis Select International Fund	43,000 shares	4,963,000	4,742,000

	Total			295,690,000

Common Stocks:
Ace Limited	31,000 shares	1,814,000	2,167,000
AGL Res Inc	14,000 shares	544,000	583,000
American Eagle Outfitters Inc	38,000 shares	580,000	586,000
American Reprographics Co	82,000 shares	636,000	377,000
Amerigroup Corp	6,000 shares	348,000	343,000
Ann Inc	32,000 shares	826,000	795,000
Applied Materials Inc	140,000 shares	1,941,000	1,499,000
Arch Capital Group Ltd	24,000 shares	717,000	897,000
Archer Daniels Midland Co	54,000 shares	1,902,000	1,549,000
Autodesk Inc	14,000 shares	454,000	422,000
B B&T Corp Com	68,000 shares	1,646,000	1,700,000
Bally Technologies Inc	26,000 shares	997,000	1,013,000
BCE Inc	58,000 shares	1,427,000	2,427,000
BE Aerospace Inc	23,000 shares	826,000	883,000
Blackrock Inc	9,000 shares	1,571,000	1,613,000
Brown Shoe Inc	50,000 shares	587,000	444,000
California Wtr Svc Group	33,000 shares	629,000	604,000
Capital One Financial Corp	35,000 shares	1,524,000	1,465,000
Carpenter Technology Corp	9,000 shares	422,000	453,000
CBRE Group Inc	40,000 shares	579,000	610,000
Central Gardenand Pet Co	89,000 shares	926,000	736,000
Chevron Corp	3,000 shares	206,000	309,000
Cimarex Energy Co	10,000 shares	769,000	638,000
Cisco Systems Inc	159,000 shares	2,616,000	2,872,000
Coca Cola Co	20,000 shares	1,092,000	1,375,000
Compass Minerals Intl Inc	7,000 shares	518,000	454,000
Compuware Corp	70,000 shares	592,000	582,000
Covidien Plc	29,000 shares	1,155,000	1,303,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Cytec Inds Inc	12,000 shares	495,000	536,000
	Dentsply Intl Inc	9,000 shares	301,000	315,000
	Duke Realty Corp	41,000 shares	584,000	493,000
	East West Bancorp Inc	27,000 shares	530,000	529,000
	Echo Global Logistics, Inc	41,000 shares	556,000	656,000
	Energen Corp	12,000 shares	582,000	615,000
	Energizer Holdings Inc	13,000 shares	890,000	1,007,000
	Equifax Inc	13,000 shares	427,000	492,000
	Essex Ppty Tr	4,000 shares	481,000	534,000
	Exxon Mobil Corp	45,000 shares	3,558,000	3,810,000
	Flir Sys Inc	21,000 shares	591,000	534,000
	General Electric Co	93,000 shares	1,492,000	1,659,000
	Gulfmark Offshore, Inc Cl A	13,000 shares	508,000	559,000
	Haemonetics Corp Mass	13,000 shares	787,000	802,000
	Harsco Corp	29,000 shares	715,000	597,000
	Helmerich & Payne Inc	12,000 shares	568,000	689,000
	Honeywell International Inc	53,000 shares	2,054,000	2,886,000
	Hub Group Inc	13,000 shares	405,000	428,000
	Iconix Brand Groupinc	36,000 shares	646,000	585,000
	J2 Global, Inc.	23,000 shares	653,000	642,000
	Johnson Controls Inc	70,000 shares	1,806,000	2,190,000
	Johnson & Johnson	26,000 shares	1,706,000	1,702,000
	JP Morgan Chase	97,000 shares	4,092,000	3,239,000
	Key Energy Services Inc	45,000 shares	577,000	690,000
	Kilroy Realty Corp	25,000 shares	911,000	948,000
	Lasalle Hotel Properties	32,000 shares	748,000	763,000
	Lexmark International Inc	22,000 shares	721,000	741,000
	Macerich Co	19,000 shares	826,000	936,000
	Marathon Oil Corp	27,000 shares	567,000	779,000
	Marathon Petroleum Corp	9,000 shares	262,000	295,000
	Mastec Inc	22,000 shares	361,000	373,000
*	Mattel, Inc	1,166,000 shares	22,190,000	32,364,000
	Matthews Intl Corp	15,000 shares	498,000	471,000
	Medicis Pharmaceutical Corp Cl A	22,000 shares	735,000	738,000
	Merck & Co Inc	56,000 shares	1,545,000	2,100,000
	Metlife Inc	68,000 shares	2,770,000	2,112,000
	Microsoft Corp	141,000 shares	3,653,000	3,672,000
	Middleby Corp	6,000 shares	430,000	536,000
	Modine Mfg Co	62,000 shares	727,000	583,000
	Monsanto Co	21,000 shares	1,313,000	1,436,000
	NCR Corp	34,000 shares	662,000	566,000
	New Jersey Res Corp	12,000 shares	507,000	610,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Newell Rubbermaid Inc	38,000 shares	658,000	619,000
	Novartis Ag - Adr	13,000 shares	707,000	729,000
	Occidental Petroleum Corp	21,000 shares	1,500,000	1,977,000
	On Semiconductor Corp	96,000 shares	743,000	742,000
	Owens Corning Inc	18,000 shares	572,000	503,000
	Owens Ill Inc	33,000 shares	896,000	641,000
	Pacwest Bancorp	39,000 shares	685,000	730,000
	Pepsico Inc	23,000 shares	1,401,000	1,509,000
	Pfizer Inc	174,000 shares	2,762,000	3,756,000
	Polycom Inc	38,000 shares	670,000	613,000
	Procter & Gamble Co	50,000 shares	3,105,000	3,342,000
	Prosperity Bancshares Inc	15,000 shares	557,000	613,000
	Quanta Svcs Inc	30,000 shares	575,000	635,000
	Quest Software Inc	38,000 shares	980,000	698,000
	Ralcorp Holdings Inc	9,000 shares	696,000	735,000
	Red Hat Inc	12,000 shares	521,000	504,000
	Regal Beloit Corp	12,000 shares	686,000	596,000
	Rock-Tenn Co Cl A	10,000 shares	539,000	565,000
	Rockwood Hldgs Inc	12,000 shares	456,000	488,000
	Sanofi-Aventis	60,000 shares	2,057,000	2,176,000
	Schweitzer-Mauduit Intl Inc	7,000 shares	442,000	485,000
	Signature Bk New York N Y	12,000 shares	663,000	726,000
	Solutia Inc	22,000 shares	463,000	382,000
	Southwestern Energy Co	19,000 shares	746,000	616,000
	SS&C Technologies Holdings Inc	49,000 shares	865,000	876,000
	Stanley Black & Decker, Inc	9,000 shares	438,000	575,000
	Stifel Financial Corp	20,000 shares	605,000	639,000
	Tanger Factory Outlet Ctr	29,000 shares	773,000	853,000
	Team, Inc.	20,000 shares	422,000	607,000
	Tempur-Pedic Intl Inc	6,000 shares	290,000	294,000
	Tenneco Inc	19,000 shares	664,000	566,000
	Texas Instruments Inc	84,000 shares	2,303,000	2,439,000
	Texas Roadhouse, Inc	32,000 shares	495,000	471,000
	Time Warner Inc	98,000 shares	3,245,000	3,531,000
	Timken Co	13,000 shares	579,000	503,000
	Trimas Corp	39,000 shares	749,000	700,000
	Ultra Petroleum Corp	14,000 shares	414,000	419,000
	Unitedhealth Group Inc	31,000 shares	1,528,000	1,591,000
	Us Bancorp Del	23,000 shares	487,000	622,000
	Uti Worldwide Inc	26,000 shares	480,000	344,000
	VCA Antech Inc	28,000 shares	571,000	549,000
	Viacom Inc	56,000 shares	2,073,000	2,532,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Vodafone Group Plc	110,000 shares	2,880,000	3,095,000
	Warner Chilcott Plc-Class A	42,000 shares	1,010,000	635,000
	Waters Corp	6,000 shares	492,000	474,000
	Wells Fargo & Co	99,000 shares	2,295,000	2,728,000
	Williams Sonoma Inc	10,000 shares	333,000	389,000
	Wintrust Finl Corp	27,000 shares	831,000	755,000
	Xilinx Inc	29,000 shares	779,000	921,000

	Total			156,399,000

	Traditional Guaranteed Investment Contracts:
	Met Life GAC #32123	3.10%, due 10/31/2012	4,917,000	4,988,000
	Met Life GAC #32196	2.39%, due 1/31/2013	2,093,000	2,112,000
	New York Life GIC GA #34326	2.32%, due 10/29/2012	4,835,000	4,875,000
	Prudential GIC GA #62211-211	3.00%, due 11/15/2012	4,905,000	4,974,000

	Total			16,949,000

	Synthetic Guaranteed Investment Contracts:
	AIG Wrap-Multi Asset (Contract #399892)
	Banc of America Comml 2005-1, A1-A3	4.88%, due 1/10/2012		226,000
	Citibank Credit Card Issuance Trust	4.85%, due 4/22/2013		2,124,000
	Fannie Mae	5.00%, due 5/25/2017		189,000
	Fannie Mae	4.50%, due 8/25/2017		432,000
	Fannie Mae	4.50%, due 1/25/2012		3,000
	Fannie Mae	5.50%, due 10/25/2026		450,000
	Freddie Mac	4.50%, due 3/15/2017		267,000
	Freddie Mac	5.00%, due 4/15/2022		614,000
	Freddie Mac	4.50%, due 2/15/2015		261,000
	Freddie Mac	5.00%, due 6/15/2013		306,000
	Freddie Mac	4.50%, due 1/15/2013		156,000
	Freddie Mac	5.50%, due 3/15/2014		285,000
	Freddie Mac	4.16%, due 8/27/2012		324,000
	General Electric Capital Corp	5.50%, due 6/04/2014		2,182,000
	GlaxoSmithKline PLC	4.85%, due 5/15/2013		1,597,000
	LBUBS 2007-C1 A1-A2	5.32%, due 5/15/2012		515,000
	Oracle Corp	4.95%, due 4/15/2013		1,600,000
	World Omni Auto Tr 2008-B A3A, A2, A4	5.58%, due 9/15/2012		998,000
	Wrap contract			—

	Total			12,529,000

	Bank of America Wrap-Multi Asset (Contract # 02-069)
	3M Co	4.38%, due 8/15/2013		1,619,000
	Abbott Laboratories	5.88%, due 5/15/2016		2,361,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Chase Issuance Trust	5.12%, due 10/15/2012		1,037,000
	Citibank Credit Card Issuance Trust	4.90%, due 12/10/2014		2,788,000
	EI DuPont De Nemours	5.00%, due 7/15/2013		814,000
	Fannie Mae	4.00%, due 4/25/2017		419,000
	Fannie Mae	4.50%, due 1/25/2016		217,000
	Fannie Mae	4.50%, due 4/25/2022		1,313,000
	Fannie Mae	4.00%, due 2/25/2018		278,000
	Fannie Mae	5.00%, due 8/25/2022		737,000
	Freddie Mac	4.50%, due 1/15/2012		1,000
	Freddie Mac	4.00%, due 10/15/2015		911,000
	Freddie Mac	4.50%, due 8/15/2012		241,000
	Freddie Mac	4.50%, due 5/15/2015		444,000
	Freddie Mac	4.50%, due 1/15/2025		683,000
	Freddie Mac	4.50%, due 3/15/2014		499,000
	Freddie Mac	1.38%, due 1/09/2013		4,072,000
	LBUBS 2005-C7A1, A2, AAB	5.17%, due 10/15/2014		755,000
	Ontario Province	1.88%, due 11/19/2012		583,000
	U.S. Government	3.13%, due 8/31/2013		1,429,000
	U.S. Government	1.50%, due 12/31/2013		1,025,000
	U.S. Government	1.38%, due 3/15/2013		931,000
	Wrap contract			—

	Total			23,157,000

	JP Morgan Chase Wrap-Multi Asset (Contract #MORLEY227)
	Citigroup Comml Mtg 2006-C4 A2 Strip	5.73%, due 11/15/2015		528,000
	Cleco Katrina/Rita Hurricane Recovery Funding LLC	4.41%, due 3/01/2017		731,000
	Colgate-Palmolive Co	4.20%, due 5/15/2013		844,000
	Discover Card Master Trust I	5.65%, due 6/18/2013		778,000
	Fannie Mae	5.00%, due 11/25/2021		437,000
	Fannie Mae	4.00%, due 4/25/2012		53,000
	Fannie Mae	3.00%, due 4/25/2013		67,000
	Fannie Mae	4.00%, due 8/25/2018		808,000
	Fannie Mae	4.50%, due 10/25/2014		689,000
	Fannie Mae	3.63%, due 2/12/2013		1,577,000
	Freddie Mac	0.52%, due 11/26/2012		1,329,000
	Freddie Mac	4.00%, due 2/15/2012		22,000
	Freddie Mac	4.50%, due 6/15/2013		662,000
	GMACC 2003-C3, A1-A3	4.65%, due 11/10/2012		126,000
	Hewlett Packard Co	4.50%, due 3/01/2013		1,472,000
	J.P. Morgan Chase	4.50%, due 1/15/2012		2,044,000
	JPMCC 2005-CB11 A4	5.34%, due 3/12/2015		614,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	JPMCC 2006-CB16 A1-A3	5.58%, due 7/12/2013		1,379,000
	MSC 2005-T19, A1-A3, A-AB	4.83%, due 1/12/2012		558,000
	U.S. Government	1.38%, due 5/15/2013		1,028,000
	U.S. Government	3.13%, due 8/31/2013		1,429,000
	USAA Auto Owner Trust 2008-3 A4	4.71%, due 1/15/2013		707,000
	Wrap contract			—

	Total			17,882,000

	Monumental Life Wrap-Multi Asset (Contract #MDA00450TR)
	Alabama Power Co	5.20%, due 1/15/2016		699,000
	Ally Auto Receivables Trust 2011-2 A2, A4	1.98%, due 7/15/2015		348,000
	American Express Credit Corp	2.80%, due 9/19/2016		198,000
	AstraZeneca PLC	5.40%, due 6/01/2014		117,000
	AT&T Corp	4.95%, due 1/15/2013		2,130,000
	Banc of America Comml 2005-3, A2, A3A, A3B, A4	4.67%, due 6/10/2015		228,000
	Banc of America Comml 2005-5	5.12%, due 9/10/2015		155,000
	Banc of America Comml 2005-5	5.19%, due 11/10/2015		111,000
	Banc of America Comml 2006-5 AAB	5.38%, due 4/10/2015		262,000
	Bank of America Auto Trust 2010-2 A3,A4	1.94%, due 9/15/2013		340,000
	Bank of America Corp-FDIC Guaranteed	3.13%, due 6/15/2012		812,000
	Berkshire Hathaway Financial	4.60%, due 5/15/2013		688,000
	Blackrock Inc	3.50%, due 12/10/2014		267,000
	BNP Paribas	3.25%, due 3/11/2015		621,000
	Caterpillar Financial Services	1.13%, due 12/15/2014		120,000
	Caterpillar Inc	1.38%, due 5/27/2014		147,000
	CD 2005-CD1	5.23%, due 9/15/2015		233,000
	Centerpoint Energy 2009-1	1.83%, due 2/15/2015		514,000
	CFCRE 2011-C2	3.06%, due 12/15/2016		143,000
	CGCMT 2006-C4 A2	5.73%, due 11/15/2015		211,000
	Chase Issuance Trust	5.16%, due 2/15/2016		162,000
	Chase Issuance Trust	5.40%, due 7/15/2013		751,000
	Cisco Systems	1.63%, due 3/14/2014		665,000
	Citibank Credit Card Issuance Trust	5.30%, due 3/15/2016		164,000
	Citibank Credit Card Issuance Trust	5.65%, due 9/20/2017		754,000
	ConocoPhillips	5.50%, due 4/15/2013		1,071,000
	CSFB 2005-C5 A3	5.10%, due 7/15/2013		382,000
	CSFB USA	5.13%, due 8/15/2015		644,000
	CSMC 2006-C1	5.42%, due 10/15/2015		168,000
	Discover Card Master Trust I	5.65%, due 6/18/2013		215,000
	ELL 2011-A A1	2.04%, due 6/01/2021		146,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Fannie Mae	5.00%, due 6/25/2017		210,000
	Fannie Mae	5.50%, due 4/25/2021		296,000
	Fannie Mae	4.50%, due 11/25/2022		755,000
	Fannie Mae	3.50%, due 10/25/2025		638,000
	Fannie Mae	5.50%, due 1/25/2021		436,000
	Fannie Mae	3.50%, due 7/25/2025		495,000
	Fannie Mae	3.50%, due 9/25/2025		727,000
	Fannie Mae	3.50%, due 11/25/2025		745,000
	Fannie Mae	3.50%, due 12/25/2025		763,000
	Fannie Mae	3.50%, due 9/25/2025		701,000
	Fannie Mae	4.50%, due 5/25/2012		92,000
	Fannie Mae	3.00%, due 7/25/2020		459,000
	Fannie Mae	2.50%, due 8/25/2021		757,000
	Fannie Mae	2.75%, due 5/25/2018		486,000
	Fannie Mae	4.75%, due 2/21/2013		1,281,000
	FHLB - Federal Home Loan Bank	3.25%, due 9/12/2014		1,080,000
	Fidelity Gov Inst Cl-Mon Wrap	Interesting bearing cash		703,000
	FORDO 2009-E A4	2.42%, due 9/15/2013		408,000
	Freddie Mac	4.50%, due 6/15/2017		265,000
	Freddie Mac	4.00%, due 12/15/2023		1,172,000
	Freddie Mac	4.00%, due 1/15/2026		543,000
	Freddie Mac	4.00%, due 2/15/2024		943,000
	Freddie Mac	4.00%, due 1/15/2022		634,000
	Freddie Mac	3.25%, due 4/15/2013		245,000
	Freddie Mac	4.00%, due 5/15/2015		402,000
	Freddie Mac	2.00%, due 6/15/2023		488,000
	Freddie Mac	3.50%, due 1/15/2016		465,000
	Freddie Mac	2.50%, due 8/15/2025		509,000
	Freddie Mac	4.50%, due 3/15/2021		599,000
	Freddie Mac	3.00%, due 7/28/2014		2,148,000
	GE Equipment Midticket LLC, 2011-1	1.42%, due 5/22/2015		100,000
	General Electric Capital Corp	3.35%, due 10/17/2016		697,000
	General Electric Co	5.00%, due 2/01/2013		186,000
	GS Mortgage Securities Corp II	3.00%, due 8/10/2016		205,000
	Hewlett Packard Co	3.00%, due 9/15/2016		361,000
	Hyundai Auto Receivable 2010-A A2-A4	2.45%, due 9/15/2014		671,000
	Inter-American Development Bank	4.75%, due 10/19/2012		937,000
	International Business Machines	0.88%, due 10/31/2014		135,000
	International Business Machines	1.95%, due 7/22/2016		47,000
	J.P. Morgan Chase	2.60%, due 1/15/2016		798,000
	John Deere Capital Corp	1.85%, due 9/15/2016		30,000
	John Deere Capital Corp	2.00%, due 1/13/2017		137,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	John Deere Owner Trust 2011-A A2, A3, A4	1.96%, due 3/15/2015		271,000
	Johnson & Johnson	2.15%, due 5/15/2016		288,000
	JPMCC 2005-LDP5 A4	5.21%, due 11/15/2015		250,000
	Kimberly Clark Corp	5.63%, due 2/15/2012		257,000
	LBUBS 2005-C1	4.74%, due 12/15/2014		225,000
	Lowe’s Companies	2.13%, due 4/15/2016		405,000
	MBART 2010-1	2.14%, due 6/15/2013		408,000
	MBNA Credit Card Master Trust	5.17%, due 1/15/2017		702,000
	Merck Sharp & Dohme Corp	2.25%, due 1/15/2016		493,000
	Merrill Lynch Mortgage Trust	5.29%, due 12/12/2015		33,000
	Microsoft	1.63%, due 9/25/2015		119,000
	Microsoft	2.50%, due 2/08/2016		305,000
	MSC 2005-HQ5, A1-A3, AAB	4.99%, due 6/13/2015		180,000
	MSC 2011-C3	3.22%, due 9/15/2016		73,000
	Northern Trust Corp	5.50%, due 8/15/2013		298,000
	Occidental Petroleum Corp	2.50%, due 2/01/2016		528,000
	Oncor Electric Delivery Transition Bond Co, LLC 2003-1	4.81%, due 11/15/2012		441,000
	Oracle Corp	3.75%, due 7/08/2014		284,000
	PepsiCo Inc	2.50%, due 5/10/2016		167,000
	PNC Funding Corp	5.40%, due 6/10/2014		713,000
	PSE&G Transition Funding II LLC	6.89%, due 3/15/2016		179,000
	Royal Bank of Canada	2.30%, due 7/20/2016		139,000
	State Street Corp	2.88%, due 3/07/2016		748,000
	TAOT 2010-A A2-A4	1.27%, due 1/15/2013		406,000
	Target Corp	1.13%, due 7/18/2014		61,000
	Toyota Motor Credit Corp	2.00%, due 9/15/2016		117,000
	U.S. Bancorp	2.20%, due 11/15/2016		735,000
	U.S. Government	1.00%, due 5/15/2014		3,730,000
	U.S. Government	1.75%, due 7/31/2015		4,593,000
	U.S. Government	3.13%, due 8/31/2013		159,000
	VALET 2011-1 Volkswagon Auto Loan Enhanced Trust	1.98%, due 3/20/2015		615,000
	Walmart Stores	2.80%, due 4/15/2016		376,000
	Walt Disney Co	0.88%, due 12/01/2014		45,000
	WBCMT 2005-C20 APB	5.09%, due 5/15/2013		177,000
	WBCMT 2005-C21, A1, A3, A4	5.20%, due 8/15/2012		98,000
	Wrap contract			—

	Total			55,833,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Met Life (Contract #GAC32606)
	MetLife MAT Separate Account	1.73%, no due date		10,021,000
	Wrap contract			—

	Total			10,021,000

	Principal Wrap for Regions (Contract #GA4-57793)
	Morley Stable Income Bond Fund	1.41%, due 11/15/2017		15,035,000
	Wrap contract			—

	Total			15,035,000

	Prudential Insurance Wrap (Contract #GA-62237)
	Pru Trust Co Collective Trust	1.79%, no due date		53,564,000
	Wrap contract			—

	Total			53,564,000

	Rabobank Wrap-Multi Asset (Contract #MAT060201)
	CFMSI 2004-1 AF3	3.77%, due 6/25/2032		2,175,000
	Chase Issuance Trust	4.65%, due 3/15/2013		2,623,000
	DCAT 2008-A A4	4.48%, due 2/08/2012		334,000
	Fannie Mae	3.00%, due 2/25/2018		217,000
	FORDO 2009-D A3,A4	2.17%, due 9/15/2012		332,000
	Freddie Mac	5.50%, due 7/15/2021		369,000
	Freddie Mac	4.00%, due 7/15/2012		135,000
	Freddie Mac	4.50%, due 1/15/2013		162,000
	Freddie Mac	4.50%, due 5/15/2013		212,000
	Freddie Mac	4.50%, due 8/15/2013		362,000
	Freddie Mac	5.00%, due 5/15/2014		359,000
	JPMCC 2005-CB12 A3A1, A3A2	4.93%, due 2/12/2015		1,026,000
	Wachovia Corp	5.70%, due 8/01/2013		2,173,000
	Wrap contract			—

	Total			10,479,000

	Mutual Fund:
	PIMCO Long-Term U.S. Government Institutional Fund	2,605,000 shares	30,026,000	30,065,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Interest Bearing Cash:
*	Wells Fargo Short-Term Investment Fund	Investment Fund G, 18,386,000 units	18,391,000	18,391,000

	Total Investments, at Fair Value			$715,994,000

	Notes Receivable from Participants:
*	Notes Receivable from Participants	Interest Rates: 4.25%-10.50%, Maturity Date: 11/27/11-12/16/26		$8,653,000

*	Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Mattel, Inc. Personal Investment Plan

Date: June 25, 2012	By:	/S/ MANDANA SADIGH
Mandana Sadigh
Senior Vice President and Treasurer
Mattel, Inc.